RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
                    AUGUST SALES RESULTS

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Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that all-store and same-store sales for the 4-week period ending September 5, 2001 ("August 2001") increased by 3.5% and
2.4%, respectively.  Details follow:

                                August 2001
                                (Unaudited)

  Total sales                 $58,444,000
  Increase from prior year            +6%


  Average unit sales:

  All-store (all Ryan's units)      +3.5%
  Same-store (open at least 18 mos.)+2.4%


At  September  5,  2001, the Company owned  and  operated  308
Ryan's.

The Company's next accounting period consists of 4 weeks, ending on October 3, 2001.